UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

____________________________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2005

000-29150

(Commission File Number)

____________________________

Randgold & Exploration Company Limited

(Translation of registrant’s name into English)

28 Harrison Street, Johannesburg, South Africa

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

On October 31, 2005, Randgold & Exploration Company Limited (“Randgold & Exploration”) issued a notice announcing the postponement of its general meeting previously scheduled for November 15, 2005. A copy of the announcement is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The notice contains forward-looking statements regarding Randgold & Exploration and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.

On October 31, 2005, Randgold & Exploration issued a media statement announcing the postponement of its general meeting previously scheduled for November 15, 2005. A copy of the media statement is attached hereto as Exhibit 99.2 and is incorporated herein by reference. The media statement contains forward-looking statements regarding Randgold & Exploration and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.

On November 1, 2005, Randgold & Exploration issued an announcement regarding the resignation and appointment of the Company Secretary. A copy of the announcement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Exhibit	Description

99.1

Notice, dated October 31, 2005, issued by Randgold & Exploration Company Limited (“Randgold & Exploration”) announcing the postponement of its general meeting previously scheduled for November 15, 2005.

99.2	Media Statement, dated October 31, 2005, issued by Randgold & Exploration announcing the postponement of its general meeting previously scheduled for November 15, 2005.
99.3	Announcement, dated November 1, 2005, issued by Randgold & Exploration regarding the resignation and appointment of the Company Secretary.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RANDGOLD & EXPLORATION COMPANY LIMITED

By:	/s/ Roger Patrick Pearcey
Name: Roger Patrick Pearcey
Title: Company Secretary

Date:	November 7, 2005